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                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

             CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
        INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                    PURSUANT TO RULE 17f-2 [17 CRF 270.17f-2]


1.     INVESTMENT COMPANY ACT RULE NUMBER:  811-08935

2.     STATE IDENTIFICATION NUMBER:

3.     EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

                CREDIT SUISSE GLOBAL TECHNOLOGY FUND, INC.

4.     ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (NUMBER, STREET, CITY, STATE,
       ZIP CODE):

                466 LEXINGTON AVENUE
                NEW YORK, NY 10017

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Credit Suisse Select Equity Fund, Inc., Credit Suisse European Equity Fund, Inc., Credit Suisse Institutional U.S. Core Equity Fund, Inc., Credit Suisse Global Technology Fund, Inc., Credit Suisse Institutional International Fund, Inc., Credit Suisse Global Fixed Income Fund, Inc., Credit Suisse Fixed Income Fund, Inc., Credit Suisse Investment Grade Bond Fund, Inc., Credit Suisse Institutional High Yield Fund, Inc., Credit Suisse Institutional Fixed Income Fund, Inc. and Credit Suisse Japan Growth Fund, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' securities lending program compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2002, and from July 12, 2002 (last examination date) through August 30, 2002.

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Based on this evaluation, we assert that the Funds' securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002, and from July 12, 2002 (last examination date) through August 30, 2002, with respect to securities reflected in the investment accounts of the Funds as being out on loan.

Credit Suisse Select Equity Fund, Inc.
Credit Suisse European Equity Fund, Inc.
Credit Suisse Institutional U.S. Core Equity Fund, Inc.
Credit Suisse Global Technology Fund, Inc.
Credit Suisse Institutional International Fund, Inc.
Credit Suisse Global Fixed Income Fund, Inc.
Credit Suisse Fixed Income Fund, Inc.
Credit Suisse Investment Grade Bond Fund, Inc.
Credit Suisse Institutional High Yield Fund, Inc.
Credit Suisse Institutional Fixed Income Fund, Inc.
Credit Suisse Japan Growth Fund, Inc.

           Laurence Smith
By:
           ------------------------------------------------------


Title:     Chairman
           ------------------------------------------------------

           10-3-02
           ------------------------------------------------------
           Date


           Michael A. Pignataro
By:
           ------------------------------------------------------


Title:     Chief Financial Officer
           ------------------------------------------------------

           10-3-02
           ------------------------------------------------------
           Date

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of:
     Credit Suisse Select Equity Fund, Inc.
     Credit Suisse European Equity Fund, Inc.
     Credit Suisse Institutional U.S. Core Equity Fund, Inc.

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     Credit Suisse Global Technology Fund, Inc.
     Credit Suisse Institutional International Fund, Inc.
     Credit Suisse Global Fixed Income Fund, Inc.
     Credit Suisse Fixed Income Fund, Inc.
     Credit Suisse Investment Grade Bond Fund, Inc.
     Credit Suisse Institutional High Yield Fund, Inc.
     Credit Suisse Institutional Fixed Income Fund, Inc.
     Credit Suisse Japan Growth Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Credit Suisse Select Equity Fund, Inc., Credit Suisse European Equity Fund, Inc., Credit Suisse Institutional U.S. Core Equity Fund, Inc., Credit Suisse Global Technology Fund, Inc., Credit Suisse Institutional International Fund, Inc., Credit Suisse Global Fixed Income Fund, Inc., Credit Suisse Fixed Income Fund, Inc., Credit Suisse Investment Grade Bond Fund, Inc., Credit Suisse Institutional High Yield Fund, Inc., Credit Suisse Institutional Fixed Income Fund, Inc. and Credit Suisse Japan Growth Fund, Inc. (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures for the Funds' securities lending program were the following tests performed as of August 30, 2002, and with respect to agreement of securities loaned and returned, for the period from July 12, 2002 (the date of our last examination) through August 30, 2002:

- Confirmation of all securities out on loan with the Funds' securities lending agent (an affiliated custodian);

-    Confirmation of all such securities out on loan with the Funds' custodian;

- Reconciliation of all such securities on loan between the Funds' securities lending agent and custodian;

-    Confirmation of all collateral received with securities lending agent;

-    Confirmation of all invested collateral with unaffiliated mutual fund;

- Confirmation of the securities lending agent's aggregate position of all such securities out on loan with borrowers/brokers. Reconciliation of the borrowers/brokers position to the securities lending agent's aggregate position, including the Funds';


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-    Agreement of 6 security loan transactions and 6 security return transactions for each Fund, from July 12, 2002 (the date of our last examination) through August 30, 2002, from the books and records of the Funds' securities lending agent to the Funds' custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds' securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002 with respect to securities reflected in the investment accounts of the Funds as being out on loan is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 3, 2002